Exhibit 99.1

Vedanta Limited

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

www.vedantalimited.com

CIN: L13209MH1965PLC291394

Appointment of Interim CEO

New Delhi, August 31, 2017: The Board of Vedanta Limited (“Vedanta”) today announced the appointment of Mr. Kuldip Kaura as Interim Chief Executive Officer (CEO), effective September 1, 2017. Mr. Kaura has extensive knowledge and experience of Vedanta’s operations, having held various senior management and leadership roles with the group for over 15 years.

Mr. Thomas Albanese steps down as CEO and from the Board on August 31, 2017. The process to identify Vedanta’s new CEO is ongoing.

Mr. Navin Agarwal, Chairman, Vedanta Limited said; “On behalf of the board and my colleagues at Vedanta, I thank Tom for his significant contribution to the business and wish him all the best for his future endeavors. Kuldip has the full support of the Board and the management team and I am certain that he will ensure a smooth transition as we identify a permanent CEO.”

Mr. Kuldip Kaura, commented: “I look forward to working with the Chairman, the Board and the excellent management team at Vedanta. I have every confidence that we will maintain the business’ current momentum and continue to deliver on our strategy focused on production growth, cash generation and deleveraging.”

About Vedanta Limited

Vedanta Limited is a diversified natural resources company, with a market cap of US$ 14 billion & US$ 7 billion free float, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed, 6th largest natural resources company, globally. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus

Registered Office: 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093

CIN: L13209MH1965PLC291394

Vedanta Limited

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

www.vedantalimited.com

CIN: L13209MH1965PLC291394

Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2017, please visit http://sd.vedantaresources.com/SustainableDevelopment2016-17/

Vedanta Limited is listed on the BSE Limited and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

For further information, please contact:

Communications:
Zarin Amrolia Manager, Group Communications	gc@vedanta.co.in Tel: +91 22 6646 1000

Investor Relations
Ashwin Bajaj Director – Investor Relations	vedantaltd.ir@vedanta.co.in Tel: +91 22 6646 1531

Aarti Raghavan VP – Investor Relations

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements

Registered Office: 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093

CIN: L13209MH1965PLC291394